Filed by ILG, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

CORPORATE PARTICIPANTS

Craig M. Nash ILG, Inc. - Chairman of the Board, President & CEO

Jeffrey A. Hansen Marriott Vacations Worldwide Corporation - VP of IR

John E. Geller Marriott Vacations Worldwide Corporation - Executive VP and Chief Financial & Administrative Officer

Stephen P. Weisz Marriott Vacations Worldwide Corporation - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Charles Patrick Scholes SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Ian Alton Zaffino Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

John Cunnane

PRESENTATION

Operator

Greetings, and welcome to the Marriott Vacations Worldwide to Acquire ILG Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

I’d now like to turn the conference over to Jeff Hansen, Vice President, Investor Relations. Please go ahead, Jeff.

Jeffrey A. Hansen - Marriott Vacations Worldwide Corporation - VP of IR

Thank you, Rob. Welcome, everyone, and thank you for joining us. Earlier this morning, we issued a press release and filed a slide presentation, which we will be walking you through this morning, both of which are available on the

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Chairman, President and Chief Executive Officer of ILG; as well as John Geller, Chief Financial and Administrative Officer for Marriott Vacations Worldwide, who will be joining for Q&A.

I do need to remind everyone that many of our comments today are not facts and are considered forward-looking statements under federal securities laws. These statements are subject to numerous risks and uncertainties, as described in our SEC filings, which could cause future results to differ materially from those expressed in or implied by our comments. Forward-looking statements in the press release that we issued this morning along with our comments on this call are effective only today, April 30, 2018, and will not be updated as actual events unfold.

Throughout the call, we will make references to non-GAAP financial information. You can find a reconciliation of non-GAAP financial measures referred to in our remarks and the schedules attached to our press release as well as the Investor Relations page on our website at ir.mvwc.com.

With that, I will turn the call over to Steve Weisz, President and CEO of Marriott Vacations Worldwide.

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Thanks, Jeff, and good morning, everyone. This is an exciting day for both Marriott Vacations Worldwide and ILG. Through this acquisition, which has an equity value of approximately $4.7 billion, we will create one of the industry’s leading global providers of upper-upscale vacation ownership, exchange networks and management services. We will be bringing together 2 of the premier global companies and 7 vacation ownership brands to create a more diversified company with significantly enhanced marketing potential and scale to drive sales growth and value for both companies and shareholders.

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

As one company, we will benefit from exclusive long-term access for vacation ownership to over 100 million members in the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs for our 6 Marriott Vacation Ownership brands. This exclusive access will create a more diversified company, with significantly enhanced marketing potential and scale, to drive sales growth and value for both MVW and ILG shareholders.

Through ILG’s relationship with Hyatt, we will also have the rights to develop, market and sell into the Hyatt Vacation Ownership programs, including access to the almost 10 million members of the World of Hyatt loyalty platform. ILG’s exchange networks and management services businesses, in particular, its leading exchange business, Interval International, will also provide MVW with incremental, stable, high-margin revenue streams, which would diversify our financial profile and enhance profitability.

As we will discuss in more details shortly, this is a financially compelling transaction that will result in a strong and flexible balance sheet to continue pursuing growth opportunities, returning capital to shareholders and delevering. This transaction is expected to be accretive to MVW’s adjusted EPS within the first full year after close and to quickly generate cost synergies that are expected to grow to at least $75 million within 2 years following the close.

Now on to the terms of the transactions. As is illustrated on Slide 4, under the terms of the agreement, ILG shareholders will receive $14.75 in cash and 0.165 shares of MVW common stock for each ILG share. Following the close, ILG shareholders will own approximately 43% of MVW common shares on a fully diluted basis, based on the number of MVW common shares outstanding today.

Following the close of the transaction, I will continue to serve as President and CEO of MVW, and John Geller, our Chief Financial and Administrative Officer, will continue in his role. Our board will expand from 8 to 10 members to include 2 current members of the ILG board, and Bill Shaw will remain in his role as Chairman. We will also continue to be headquartered in Orlando, and we’ll maintain a significant operating presence in Miami, including the headquarters of Interval International, ILG’s leading exchange business. As I mentioned, the financial benefits of this transaction are compelling. We expect the transaction will be accretive to our adjusted earnings per share within the first full year post closing.

We have identified and expect to achieve at least $75 million in annual run-rate cost savings within 2 years, assuming one-time expenses of approximately $170 million. We plan to pay an annual dividend of $1.60 per share following the close. The transaction, which we expect to close in the second half of 2018, is subject to regulatory approvals and approval by the shareholders of both companies. Qurate Retail, Inc. has entered into a voting agreement with ILG in support of the transaction.

Now I’d like to turn the call over to Craig to provide some details and his perspective on the transaction.

Craig M. Nash - ILG, Inc. - Chairman of the Board, President & CEO

Thanks, Steve. I echo your comments about the merits of the transaction. We are pleased to have reached this outcome for our shareholders who will capture immediate and compelling value from the cash consideration, and as owners of 43% of the combined company, on a go-forward basis, we’ll also participate in the long-term growth potential of this unparalleled vacation experience company.

Additionally, with ILG adding 2 directors to the board of the combined entity, our shareholders will have a voice in guiding the future of the new company. For our owners, members, guests and customers, the value proposition from this combination is clear. The combined company will have an impressive portfolio of world-class products and resorts, which will increase and enhance the experiences and services we can provide around the world, while ensuring we can deliver the customer service and attention they have come to expect from us.

I would like to take this opportunity to publicly thank our more than 10,000 associates around the world for their dedication and commitment to this company and our owners, members, guests and customers. It is because of their hard work that since the spin-off from IEC in 2008, ILG has established a track record of successfully adapting to changing industry dynamics and creating shareholder value. This combination is the logical next step in this evolution.

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

Interval International has provided vacation services to Marriott Vacations for nearly 30 years, and our 2 companies have enjoyed a close relationship and a shared commitment to quality and exemplary customer service. I believe we share similar values and goals of those of Steve and his team.

Our associates, like the Marriott Vacations team, are committed to delivering unforgettable vacation experiences and the highest levels of service. By joining forces, we will create a leading vacation ownership exchange company with greater geographic reach, a broader network of upper-upscale resorts and complementary product portfolios to create even greater experiences for our members and owners.

With that, I’ll turn the call back to Steve.

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Thanks, Craig. We appreciate your kind words and the confidence you’ve placed in us to lead the combined company going forward.

Turning to Slide 5. We’re excited to create a more diversified company with an expanded portfolio of highly demanded vacation destinations. Together with ILG, we remain committed to furthering improving our offerings to our respective owners, members and guests with enhanced vacation experiences throughout the world.

As many of you know, ILG is a leading provider of premier vacation experiences, with over 40 properties and more than 250,000 owners in their Vistana Signature Experiences and Hyatt Vacation Ownership portfolios. ILG is also our longstanding exchange partner with nearly 2 million members in over 3,200 resorts worldwide.

With ILG, we will have an enhanced portfolio of complementary properties and brands with approximately 650,000 owners and over 100 vacation properties around the world and as the global licensee to 7 upper-upscale and luxury vacation brands. We will bring together 6 world-class brands under one licensing relationship with Marriott International, which will enable us to benefit from high-value marketing and sales channels, including those provided by Marriott International’s platforms to drive sales growth and value for both MVW and ILG shareholders.

Through these arrangements, the combined company will have exclusive rights for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs. We also expect to leverage the exclusive call transfer and hotel linkage rights we gain through our amended agreement with Marriott International to drive sales growth across both MVW and ILG Marriott-branded properties.

With respect to ILG’s Hyatt business, the combined company will have the rights to develop, market and sell under the Hyatt Vacation Ownership programs, including access to almost 10 million members of the World of Hyatt loyalty program.

On Slide 6, you can see the scope of brands that this transaction will bring together, expanding our vacation ownership business, exchange, rental and management services businesses. As I mentioned, together, we will be the global licensee of 7 upper-upscale and luxury vacation-owner brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

Premier exchange networks include Interval International, Vistana Signature Network, Hyatt Residence Club and Trading Places International. And resort management businesses include VRI businesses and Aqua-Aston Hospitality.

In addition, ILG’s resort management properties across the U.S., Caribbean, Mexico and Europe will significantly expand MVW’s resort management capabilities and scope. And with all of this, we are confident we will have the ability to provide a better experience for our owners, members and guests and drive enhanced value for our shareholders.

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

Turning to Slide 7. The new revenue streams that will gain through ILG will significantly diversify our revenue profile and enhance our margins. ILG’s exchange networks and management services business create ample opportunity to realize recurring high-margin, fee-based revenue streams. Additionally, the transaction brings together Marriott Vacation Club, Vistana Signature Network and Hyatt Residence Club, whose owners, on a combined basis, represent approximately 50% of the corporate members of Interval International. Combining these brands under common ownership will provide increased stability of cash flows from ILG’s exchange business. With ILG’s additional revenue streams, the combined company in 2017 would have had combined revenues of $2.9 billion and adjusted EBITDA of $737 million. The stronger financial and cash flow profile we will have following this transaction will enable us to maintain flexibility for continued organic growth, strategic acquisitions, returning capital to shareholders and delevering.

On Slide 8, you can see that this transaction will considerably expand our reach through ILG’s exchange networks, complemented by access to over 3,200 resorts and nearly 2 million members. Additionally, on a combined basis, we will significantly increase our revenue- and EBITDA-generation capabilities.

As I noted earlier, we expect we will be able to achieve strong revenue growth through our ability to leverage enhanced marketing platforms across both the MVW and ILG vacation ownership businesses.

Turning to Slide 9. Not only will we benefit from the expanded portfolio, we will gain properties in areas that our guests and owners want to be. With 4 vacation ownership resorts in Mexico and one on St. John, MVW will have the — an important foothold in popular vacation destinations in Mexico and an expanded presence in the Caribbean. The addition of Hyatt Vacation Ownership also offers new destinations that will enhance our portfolio. Simply put, when the combined — with the combined portfolio of high-quality properties and premier exchange networks, we are well-positioned to enhance our future offerings, drive revenue growth and serve our owners and guests even better in the future.

Moving along to Slide 10. Over the past several months, we’ve been asked numerous questions regarding what synergies look like in this industry, and more specifically, what synergies might exist if our 2 companies were to come together. In answering this question, most of you have probably heard me say that it’s difficult to predict until you have an opportunity to truly understand the nuances of any combination.

Now that we have had an opportunity to spend some time to get underneath the potential that we can create, I’m very pleased with what we have found. Through the rationalization of redundant costs across both companies, savings identified through the combination of certain marketing and sales functions as well as general public cost savings, we anticipate at least $75 million of annual run-rate cost savings by the second year of integration. While we are pleased with those cost savings opportunities, what we are most excited about are the clear and actionable opportunities we see to drive top line growth. We see potential growth from the enhanced marketing capabilities across the expanded portfolio and owner and guest network that we will have post closing. Plans for the combination of MVW and ILG upon closing are already being developed to ensure that we achieve the full potential of this transaction. And we are confident in our ability to realize our synergy targets.

Turning to Slide 11. The financial terms of this transaction are structured to result in a strong balance sheet to support long-term growth and shareholder returns. We will have a more diversified business model with strong, stable cash flows and a pro forma enterprise value of over $7 billion. Additionally, we will have an attractive leverage profile with approximately 3x net debt to adjusted EBITDA. Along with a solid track record of accessing securitization markets, we are confident that the combined company will have the financial flexibility to continue pursuing growth opportunities while supporting our shareholder returns program.

As we turn to our final slide, let me sum up with what we think you should take away from this morning’s announcement. Once again, I want to say how very excited we are about this transaction, which will create a leading upper-upscale vacation ownership provider in the industry.

Combining our 2 great companies will enable us to leverage our enhanced marketing platform across our broader portfolio and significantly larger owner network to drive sales growth and expanded margins. Additionally, ILG’s exchange networks and management services business provide a profitable revenue stream to drive stable, recurring revenues and cash flow generations as well as more flexibility for a wider array of vacation options for our owners and guests.

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

With ILG, we will have the additional scale, scope and capabilities to drive enhanced shareholder value and fulfill the dreams of owners and guests around the world by providing them with vacation memories that will last a lifetime.

With that, we’ll open the phone lines for your questions. Rob?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question is from the line of Ian Zaffino with Oppenheimer.

Ian Alton Zaffino - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

I guess the question would be as far as your view of antitrust here, I know you’re really smaller than Wyndham is, but just kind of your sense on how kind of the administrations is looking at that now.

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Well, we’ve been — as you might imagine, we’ve been very well advised by outside parties on this issue, and it’s been studied very closely. And we are very confident that the deal will close before the end of the year.

Ian Alton Zaffino - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Okay. And then just a follow-up on that $75 million. I mean, when you look at that, is that sort of a very base case synergy target? Or do you think that’s kind of in the middle of the road? Because, again, I would think that will be a little bit higher, but kind of want to get your sense there.

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Well, as you may recall in my prepared remarks, I said it’s a minimum of $75 million. So, certainly, we will continue to work to generate as many synergies as possible. But having said all that, I mean, the purpose of this acquisition is not about cost-cutting. It’s about — really about the growth potential of this new combined entity and what we believe it brings forth for our shareholders and our owners and our members.

Operator

(Operator Instructions) The next question comes from the line of Patrick Scholes with SunTrust.

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

A number of questions here. First, for you, Craig. Obviously, this deal seems logical, but where - were there any other potential buyers in consideration here?

Craig M. Nash - ILG, Inc. - Chairman of the Board, President & CEO

Our strategic review committee reviewed potential strategic opportunities and engaged in discussions with multiple parties. With the advice of our skilled advisers and the board determined that this transaction is a great outcome for our shareholders.

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

Charles Patrick Scholes — SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. Craig, are you planning to be on the board of VAC?

Craig M. Nash - ILG, Inc. - Chairman of the Board, President & CEO

Right now, my focus is to execute on the business and make sure that we achieve our results and work with the Marriott Vacations Worldwide team in the transition.

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. My next question is for — questions are for Steve. Little bit more color on the synergies. Can you be a little more specific on what are those operational redundancies you mentioned?

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Well, as you might imagine, in any business combination, they are the obvious ones, public company costs, et cetera. We believe that there are synergies to be gained in the sales and marketing area as well as some other administrative functions that support the business. And again, we spent a fair amount of time here in the due diligence period to try to identify them, but we’ll continue to try to flush those out as we move ahead.

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. Two more questions. Steve, net debt going up to close to 3x rate now. What would you see your longer-term target after the deal is completed?

And any rough time frame to get there?

John E. Geller - Marriott Vacations Worldwide Corporation - Executive VP and Chief Financial & Administrative Officer

Patrick, it’s John. Yes, we’re looking at a longer debt to probably in that 2-ish, 2.5. I think based on how we’re looking at this thing, we think we can get down to that within, call it, 18 to 24 months post close, given the strong cash flow generation of both entities. Obviously, we’re going to continue to work with rating agencies. Our goal, as I’ve always said, is to get the right amount of leverage on there to stay in that BB range, which I think is important for us. The nice thing about this transaction, which Steve hit on, is when you think about our revenue streams, it really diversifies those more favorably in terms of, I think, how the rating agencies are going to look at our cash flows. Obviously, they’ve got all the exchange and management businesses that are recurring high-margin, low-capital intensity. So that’s all very positive in terms of how we think about our debt capacity going forward. But we do want to get it down a little bit, which will give us more opportunities in the future for strategic acquisitions and things like that.

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. And just to be clear that the rating agencies would, I guess, look a bit more favorably on the fee businesses as far as you keeping at your targets the debt rating. Is that correct?

John E. Geller - Marriott Vacations Worldwide Corporation - Executive VP and Chief Financial & Administrative Officer

Yes, that’s our expectations. We’ve had some very preliminary discussions with the agencies. Obviously, we got to sit down with them and go through all the plans in more detail here following the announcement, but initial reaction was somewhat favorable with the change in the mix.

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. And last question here. Any — this is for Steve and John. Any of the businesses that you’re acquiring from Interval? Any thoughts on potential divestitures down the road?

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Certainly have no plans to do so. We’re very excited about the portfolio of businesses that ILG has. We believe it’s a great complement to what we have today, and we think it’s going to be a wonderful combination going forward.

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. I’m sorry, do have one last question here. With the various contract changes that you talked about on the most recent earnings call with Marriott, did that have any consideration or contemplation on doing this deal? And I’m talking about the loyalty programs.

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

I’ll speak from our perspective, and I’d like Craig to jump in as well. Clearly, we’re very excited about the way in which the amendments to our license agreement came to be, and we think that it provides a lot more flexibility and opportunities in terms of trying to drive top line growth. So, from our perspective, it’s a significant positive not only for the existing business but for the combined entity. Craig, do you have anything to add?

Craig M. Nash - ILG, Inc. - Chairman of the Board, President & CEO

No, in my — from our perspective the combination creates greater scale, leading integrated vacation experience company. It’s a broader network of upper-upscale resorts and complementary product portfolios that you mentioned. So any advantages, obviously, on the combination on the rewards program is upside.

Charles Patrick Scholes - SunTrust Robinson Humphrey, Inc., Research Division - Research Analyst

Okay. And just to be clear, Marriott doesn’t have to sign off on this — there is — they’re not involved in this at this point, correct?

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Marriott has provided consent to the — to this transaction for the assignment of the license agreement from the Vistana Signature Experiences portfolio to this transaction.

Operator

(Operator Instructions) The next question is from the line of Jake Cunnane with Stifel.

John Cunnane

Just wanted to ask, do you expect that the ILG funds will be taken out as part of the transaction?

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APRIL 30, 2018 / 12:00PM, VAC - Marriott Vacations Worldwide Corp to Acquire ILG to Create a Leading Global Provider of Premier Vacation Experiences Call

John E. Geller - Marriott Vacations Worldwide Corporation - Executive VP and Chief Financial & Administrative Officer

Our expectation is no, that they’ll stay in place at this point.

John Cunnane

Okay, great. And I also wanted to ask, can you provide any additional detail about how the cash portion of the consideration will be financed?

John E. Geller - Marriott Vacations Worldwide Corporation - Executive VP and Chief Financial & Administrative Officer

In terms of the overall financing package, we already have a $2.5 billion committed bridge. Obviously, that — it’s not our expectation to finance a deal that way. We would go out before closing, and we expect it to be a mix of, obviously, cash on hand that both companies will have and a mix of Term Loan B and senior unsecured high-yield debt all will be kind of worked out here in terms of the mix of that, but that — and we’ll also increase our corporate revolver probably close to $0.5 billion to give us flexibility beyond that post closing.

Operator

At this time, I will turn the floor back to Steve Weisz for closing remarks.

Stephen P. Weisz - Marriott Vacations Worldwide Corporation - President, CEO & Director

Thank you very much, Rob, and thank you all for joining us today. As we discussed, this is an exciting, value-enhancing transaction that will benefit the shareholders of both companies as well as our owners, business partners and employees. We hope you are as excited about — as we are about this compelling combination, and thank you for your interest, and enjoy your next vacation.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

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risk factors in this communication and other risks and uncertainties that affect the businesses of Marriott Vacations and the Company described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott Vacations and the Company will be submitted to Marriott Vacations’ stockholders and the Company’s stockholders for their consideration. In connection with the proposed transaction, Marriott Vacations will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the Company’s stockholders and Marriott Vacations’ stockholders to be filed with the SEC. The Company will mail the joint proxy statement/prospectus to its stockholders, Marriott Vacations will mail the joint proxy statement/prospectus to its stockholders and Marriott Vacations and the Company will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or Marriott Vacations may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by the Company or Marriott Vacations with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com

PARTICIPANTS IN THE SOLICITATION

The Company, Marriott Vacations, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017, and information about Marriott Vacations’ directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials the Company and Marriott Vacations file with the SEC.